EXHIBIT 13

1ST PACIFIC BANK OF CALIFORNIA’S

ANNUAL REPORT TO SHAREHOLDERS FOR 2005

1ST PACIFIC BANK OF CALIFORNIA

Vavrinek, Trine, Day & Co., LLP	VALUE THE DIFFERENCE
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
1st Pacific Bank of California

We have audited the accompanying statements of financial condition of 1st Pacific Bank of California as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2005 and 2004.  These financial statements are the responsibility of the Bank’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Pacific Bank of California as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California
January 5, 2006

25231 Paseo De Alicia, Suite 100    Laguna Hills, CA  92653    Tel: 949.768.0833    Fax: 949.768.8408    www.vtdcpa.com

FRESNO  •  LAGUNA HILLS  •  PALO ALTO • PLEASANTON  •  RANCHO CUCAMONGA

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS
Cash and Due from Banks	$5,228,147	$3,216,554
Federal Funds Sold	23,710,000	9,540,000
TOTAL CASH AND CASH EQUIVALENTS	28,938,147	12,756,554
Investment Securities Available for Sale	3,145,621	5,940,119
Loans:
Construction and Land Development	94,912,271	59,579,237
Real Estate - Commercial and Residential	65,122,928	57,057,765
SBA	21,964,919	24,640,005
Commercial	43,970,126	41,555,199
Consumer	4,411,829	5,719,566
TOTAL LOANS	230,382,073	188,551,772
Allowance for Loan Losses	(2,808,883)	(2,264,726)
NET LOANS	227,573,190	186,287,046
Federal Reserve and Federal Home Loan Bank Stock, at Cost	1,555,500	1,163,200
Premises and Equipment	1,592,224	1,281,706
Accrued Interest and Other Assets	2,776,912	2,280,163
	$265,581,594	$209,708,788

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-Bearing Demand	$54,772,554	$42,281,857
NOW Interest-Bearing Checking	14,539,658	12,231,072
Savings and Money Market Accounts	76,319,842	70,065,275
Time Deposits Under $100,000	26,661,648	21,147,820
Time Deposits $100,000 and Over	64,914,710	34,564,949
TOTAL DEPOSITS	237,208,412	180,290,973
Subordinated Debt and Other Borrowings	5,000,000	9,000,000
Accrued Interest and Other Liabilities	1,142,820	720,980
TOTAL LIABILITIES	243,351,232	190,011,953
Commitments and Contingencies - Notes D and G	—	—
Shareholders’ Equity:
Common Stock - 10,000,000 Shares Authorized, No Par Value; Shares Issued and Outstanding: 3,849,540 in 2005 and 3,819,920 in 2004	20,261,472	20,058,779
Retained Earnings (Deficit)	2,008,341	(341,793)
Accumulated Other Comprehensive Income, Net of Taxes	(39,451)	(20,151)
TOTAL SHAREHOLDERS’ EQUITY	22,230,362	19,696,835
	$265,581,594	$209,708,788

The accompanying notes are an integral part of these financial statements.

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
INTEREST INCOME
Interest and Fees on Loans	$16,021,950	$9,942,904
Interest on Investment Securities	236,334	321,768
Interest on Federal Funds Sold	436,525	98,576
TOTAL INTEREST INCOME	16,694,809	10,363,248

INTEREST EXPENSE
Interest on NOW, Savings and Money Market Accounts	1,827,233	856,841
Interest on Time Deposits	2,008,048	1,020,345
Interest on Borrowings	290,039	45,906
TOTAL INTEREST EXPENSE	4,125,320	1,923,092

NET INTEREST INCOME	12,569,489	8,440,156

Provision for Loan Losses	552,500	850,000
NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	12,016,989	7,590,156

NONINTEREST INCOME
Service Charges, Fees and Other Income	325,244	238,625
Gain on Early Redemption of Investment Securities	—	38,979
Brokered Loan Fees and Gain on Loan Sales	165,963	187,982
	491,207	465,586
NONINTEREST EXPENSE
Salaries and Employee Benefits	5,232,389	3,594,588
Occupancy and Equipment Expense	1,378,177	942,836
Marketing and Business Promotion	587,679	412,125
Data Processing	637,624	526,870
Professional and Regulatory Fees	381,520	318,047
Office and Administrative Expenses	301,723	196,945
Other Miscellaneous Expenses	12,650	1,350
	8,531,762	5,992,761
INCOME BEFORE INCOME TAXES	3,976,434	2,062,981

Income Tax Expense	1,626,300	836,500
NET INCOME	$2,350,134	$1,226,481

NET INCOME PER SHARE - BASIC	$0.61	$0.34
NET INCOME PER SHARE - DILUTED	$0.56	$0.32

The accompanying notes are an integral part of these financial statements.

1ST PACIFIC BANK OF CALIFORNIA

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2005 and 2004

					Accumulated
	Common Stock		Retained		Other
	Number of		Earnings	Comprehensive	Comprehensive
	Shares	Amount	(Deficit)	Income	Income

Balance at January 1, 2004	3,147,188	$15,857,202	$(1,568,274)		$73,198

Exercise of Stock Options and Warrants, including tax benefits of $24,100	672,732	4,201,577

Comprehensive Income

Net Income			1,226,481	$1,226,481

Unrecognized Loss in Investment Securities Available for Sale, net of taxes of $48,889				(70,351)	(70,351)

Less Reclassification of Gains Included in Net Income, net of taxes of $15,981				(22,998)	(22,998)

Total Comprehensive Income				$1,133,132

Balance at December 31, 2004	3,819,920	20,058,779	(341,793)		(20,151)

Exercise of Stock Options, including tax benefits of $45,500	29,620	202,693

Comprehensive Income

Net Income			2,350,134	$2,350,134

Unrecognized Loss in Investment Securities Available for Sale, net of taxes of $14,255				(20,513)	(20,513)

Add Reclassification of Loss Included in Net Income, net of taxes of $843				1,213	1,213

Total Comprehensive Income				$2,330,834

Balance at December 31, 2005	3,849,540	$20,261,472	$2,008,341		$(39,451)

The accompanying notes are an integral part of these financial statements.

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES
Net Income	$2,350,134	$1,226,481
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for Loan Losses	552,500	850,000
(Gain) Loss on Sale, Redemption of Securities	2,056	(38,979)
Tax Benefit from Stock Options Exercised	45,500	24,100
Depreciation and Amortization	378,098	294,640
Deferred Income Tax Expense (Benefit)	(246,800)	354,800
Other Items	185,303	(142,573)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,266,791	2,568,469

INVESTING ACTIVITIES
Purchase of Investment Securities Available for Sale	—	(5,108,594)
Maturities, Sales, Calls and Principal Reduction on Securities Available for Sale	2,759,730	4,640,132
Change in Federal Reserve Bank and FHLB Stock	(392,300)	(544,950)
Net Increase in Loans	(41,838,644)	(67,463,764)
Purchases of Premises and Equipment	(688,616)	(682,108)
NET CASH USED BY INVESTING ACTIVITIES	(40,159,830)	(69,159,284)

FINANCING ACTIVITIES
Net Increase in Demand, NOW and Savings Accounts	21,053,850	33,702,343
Net Increase in Time Deposits	35,863,589	17,179,535
Proceeds from Issuance of Subordinated Debt	5,000,000	—
Increase (Decrease) in Short-Term Borrowings	(9,000,000)	9,000,000
Proceeds from Exercise of Options and Warrants	157,193	4,177,477
NET CASH PROVIDED BY FINANCING ACTIVITIES	53,074,632	64,059,355

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,181,593	(2,531,460)
Cash and Cash Equivalents at Beginning of Period	12,756,554	15,288,014
CASH AND CASH EQUIVALENTS AT END OF YEAR	$28,938,147	$12,756,554

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$3,907,834	$1,886,789
Taxes Paid	$1,642,983	$410,844

1ST PACIFIC BANK OF CALIFORNIA

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bank has been organized as a single operating segment and operates four full-service branch offices, three in San Diego, California and one in Oceanside, California.  The Bank’s primary source of revenue is derived from providing loans and deposits to its customers, who are predominately small and middle-market businesses and individuals.  The Bank operates under a state bank charter and, as such, is subject to regulation by the California Department of Financial Institutions.  As a member of the Federal Reserve System, the Bank is also subject to regulation by the Federal Reserve Bank and the Federal Deposit Insurance Corporation insures the Bank’s deposits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold.  Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank.  The Bank was in compliance with all reserve requirements as of December 31, 2005.  The Bank maintains amounts due from banks, which exceed federally insured limits; the Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value.  Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity.  Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method.  Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.  The related write-downs are included in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers: the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.  Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, generally when past due 90 days based on the contractual terms of the loan.  When interest accrual is discontinued, all unpaid accrued interest is reversed.  Interest income is subsequently recognized only to the extent cash payments are received.  For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Allowance for Loan Losses

The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries).  Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified doubtful, substandard and special mention.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures.  Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter.  Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Bank expenses the costs of advertising in the year incurred.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements.  A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized.  Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note G.  Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Weighted average shares outstanding used in the computation of basic earnings per share were 3,840,596 in 2005 and 3,560,036 in 2004.  Weighted average shares outstanding used in the computation of diluted earning per share were 4,183,787 in 2005 and 3,886,072 in 2004.

Disclosure about Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments.  The Bank’s estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value.  Accordingly, the estimates are not necessarily indicative of the amounts the Bank could have realized in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Bank accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.  Accordingly, compensation cost for stock options will be measured as the excess, if any, of the quoted market price of the Bank’s stock at the date of the grant over the amount an employee must pay to acquire the stock.  Had compensation cost for the Bank’s stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank’s net income and income per share would have been changed to the pro forma amounts indicated below:

	2005	2004
Net Income:
As Reported	$2,350,134	$1,226,481
Stock-Based Compensation using Instrinsic Value Method	—	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123	(532,719)	(254,518)
Pro Forma Net Income	$1,817,415	$971,963

Basic Net Income Per Share:
As Reported	$0.61	$0.34
Pro Forma	$0.47	$0.27

Diluted Net Income Per Share:
As Reported	$0.56	$0.32
Pro Forma	$0.43	$0.25

In December 2004, FASB revised SFAS 123 and issued it under its new name, “Share-Based Payment.”  This statement eliminates the alternative to use Opinion 25’s intrinsic value method of accounting discussed in the previous paragraph.  Instead, this Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards.

During November 2005, the Bank accelerated the vesting of all unexpired outstanding stock options that would otherwise have vested at various times during the two years ending December 31, 2007 (the “accelerated vesting period”).  Of the total options outstanding at that time, vesting was accelerated on approximately 128,000 options that were scheduled to vest at various times during the accelerated vesting period.  This action did not affect options that would have already vested by December 31, 2005, which totaled approximately 585,000.  With the consent of the individual optionees, the Bank has amended the option agreements such that the shares of common stock issued upon exercise of the options that are accelerated will be subject to a holding period that will require optionees to refrain from selling such shares until the date on which the options would have been permitted to be exercised under the option’s original vesting terms. No current year expense was recognized in connection with this acceleration as the Bank believes all of the employees and directors receiving the acceleration benefit will continue on as employees and directors through the original option vesting terms.

The decision to accelerate the vesting of these stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Bank’s adoption of SFAS 123.  As a result of the acceleration of the vesting of these options, approximately $338,000, net of tax benefits, is reflected in pro forma income disclosure above in 2005 under SFAS 123 and will not result in a future expense in the statement of operations.

The Bank must adopt SFAS 123 in 2006 for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled.  In addition, the unvested portion of previously awarded options will also be recognized as expense.  The Bank is unable to estimate the impact of this Statement on its results of operations as the decision to grant option awards is made annually on a case-by-case basis, and, accordingly, the Bank cannot estimate the amount of stock awards that will be made in 2006.  However, options outstanding at December 31, 2005 that are scheduled to vest in future years, could result in net compensation costs of approximately $68,000 in 2006 and $68,000 in 2007.

Comprehensive Income

The Bank adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the disclosure of comprehensive income and its components.  Changes in unrealized gain or loss on available-for-sale securities, net of taxes, are the only components of other comprehensive income for the Bank.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the classifications used in 2005.

NOTE B - INVESTMENT SECURITIES

Debt and equity securities have been classified in the statements of condition according to management’s intent.  The carrying amount of securities and their approximate fair values at December 31 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-Sale Securities:
December 31, 2005
Mortgaged-Backed Securities	$3,212,487	$2,875	$(69,741)	$3,145,621

	$3,212,487	$2,875	$(69,741)	$3,145,621

December 31, 2004
Corporate Debt Securities	$1,015,239	$9,338	$—	$1,024,577
Mortgaged-Backed Securities	4,959,034	13,914	(57,406)	4,915,542

	$5,974,273	$23,252	$(57,406)	$5,940,119

As of December 31, 2005, the Bank had two agency mortgage-backed securities with a fair value of $2,912,648 and an unrealized holding loss of $69,741 that had been in an unrealized loss position for more than twelve months.  Such unrealized holding losses are the result of an increase in market interest rates during 2004 and 2005 and are not the result of increased credit or principal risk; each of these securities are guaranteed by the federal government or a government-sponsored agency.  Based on the nature of the investments and as management has the ability to hold the debt securities for the foreseeable future, these unrealized losses were not considered other-than-temporary as of December 31, 2005.

The scheduled maturities of securities available for sale at December 31, 2005 were as follows:

	Amortized	Fair
	Cost	Value

Due in One Year or Less	$—	$—
Due from One Year to Five Years	—	—
Mortgaged-Backed Securities	3,212,487	3,145,621

	$3,212,487	$3,145,621

As of December 31, 2005, included in accumulated other comprehensive income is net unrealized losses of $66,866 less deferred tax benefit of $27,415.  As of December 31, 2004, included in accumulated other comprehensive income is net unrealized losses of $34,154 less deferred tax benefit of $14,003.

NOTE C - LOANS

The Bank’s loan portfolio consists primarily of loans to borrowers within San Diego County, California.  Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market area and, as a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

	2005	2004

Balance at Beginning of Year	$2,264,726	$1,453,647
Additions to the Allowance Charged to Expense	552,500	850,000
Recoveries on Loans Charged Off	2,873	2,447
	2,820,099	2,306,094

Less Loans Charged Off	(11,216)	(41,368)

	$2,808,883	$2,264,726

The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon and information pertaining to loans on nonaccrual and certain past due loans as of December 31:

	2005	2004

Recorded Investment in Impaired Loans	$1,052,300	$—
Related Allowance for Loan Losses	$7,427	$—
Average Recorded Investment in Impaired Loans	$625,908	$241,292
Interest Income Recognized for Cash Payments	$83,652	$32,128
Total Loans on Nonaccrual	$1,052,300	$—
Total Loans Past Due 90 Days or More and Still Accruing	$—	$—

The Bank has pledged certain loans as collateral for public deposits.   These loans totaled $1,257,000 as of December 31, 2005 and $5,535,000 as of December 31, 2004.  In addition, as of December 31, 2005, loans totaling $40.6 million were pledged to secure credit facilities available through the Federal Home Loan Bank discussed in Note H.

Included in total loans are deferred loan fees, net of deferred loan costs, of $457,909 as of December 31. 2005 and $345,519 as of December 31, 2004.

NOTE D - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2005	2004

Furniture, Fixtures, and Equipment	$1,494,236	$994,738
Computer Equipment	455,397	357,718
Leasehold Improvements	820,051	622,562
Construction in Progress	11,053	145,464
	2,780,737	2,120,482
Less Accumulated Depreciation and Amortization	(1,188,513)	(838,776)

	$1,592,224	$1,281,706

At December 31, 2005, the future lease rental payable under noncancellable operating lease commitments, including estimated common area charges, for the Bank’s corporate office, four existing branch offices, and one future branch office were as follows:

2006	765,811
2007	719,135
2008	384,840
2009	410,349
2010	297,729
Thereafter	644,983

$3,222,847

The minimum rental payments shown above are given for the existing lease obligation and are not a forecast of future rental expense.  The operating leases generally include either annual fixed increases in the minimum rent or an increase based on the increase in the consumer price index.  Additionally, each lease requires payment towards common area charges, either as a pro-rata portion of all operating costs or for increases in such costs over a base year.  Management expects that in the normal course of business, leases that expire will be renewed through existing renewal options or be replaced by other leases.

Total rental expense was approximately $661,000 for the year ended December 31, 2005 and $377,000 for the year ended December 31, 2004.

NOTE E - DEPOSITS

At December 31, 2005, the scheduled maturities of time deposits are as follows:

Due in One Year or Less	$81,219,714
Due from One to Three Years	10,356,644

$91,576,358

Deposits from executive officers, directors and their related interests with which they are associated held by the Bank at December 31, 2005 amounted to $5,941,622.

NOTE F - INCOME TAXES

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2005	2004
Deferred Tax Assets:
Allowance for Loan Losses Due to Tax Limitations	$1,011,800	$786,700
State Franchise Taxes	118,300	300
Pre-Opening Expenses	—	96,400
Other Items	68,100	22,300
	1,198,200	905,700
Deferred Tax Liabilities:
Deferred Loan Costs	(231,300)	—
Other Items	(73,100)	(29,300)
	(304,400)	(29,300)
Valuation Allowance	—	—

Net Deferred Tax Assets	$893,800	$876,400

During the year ended December 31, 2004, the Bank utilized substantially all of the net operating loss carryforwards available for Federal income and California franchise tax purposes.

The provision for income taxes consists of the following:

	2005	2004
Taxes currently payable	$1,873,100	$481,700
Deferred taxes (benefits)	(246,800)	354,800
	$1,626,300	$836,500

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2005	2004
Accelerated depreciation	$(43,700)	$(32,200)
Provision for loan losses	(247,700)	(356,400)
State taxes	(125,400)	(15,900)
Net operating loss carryforwards	62,300	633,000
Organizational costs	105,000	126,000
Other	2,700	300
Net deferred taxes (benefits)	$(246,800)	$354,800

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2005		2004
Federal “expected” tax	$1,352,000	34.0%	$701,400	34.0%
State franchise tax, net	258,000	6.5%	147,600	7.2%
Other	16,300	0.4%	(12,500)	-0.6%
Total Expense	$1,626,300	40.9%	$836,500	40.5%

NOTE G - COMMITMENTS

In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers.  These financial commitments include commitments to extend credit and standby letters of credit.  Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Bank’s financial statements.

The Bank’s exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.  The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2005 and 2004, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2005	2004

Commitments to Extend Credit	$85,661,000	$69,034,000
Standby Letters of Credit	1,649,000	153,000

	$87,310,000	$69,187,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements.  The Bank evaluates each client’s credit worthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Bank is based on management’s credit evaluation of the customer.  The majority of the Bank’s commitments to extend credit and standby letters of credit are secured by real estate.

NOTE H - BORROWING ARRANGEMENTS

The Bank may borrow up to $13,000,000 overnight on an unsecured basis from its correspondent banks.  In addition, the Bank has arranged a borrowing line with the Federal Home Loan Bank of San Francisco.  Under this line, the Bank may borrow up to 25% of its assets subject to providing adequate collateral and fulfilling other conditions of the line.  As of December 31, 2005, the Bank had no outstanding advances under these borrowing lines.

On March 31, 2005, the Bank issued $5 million in Floating Rate Junior Subordinated Debentures in a private placement offering.  This offering was undertaken in order to raise the Bank’s capital ratios.  Under current risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased the Bank’s total risk-based capital ratio.  The terms of the subordinated debt are: a final maturity of June 15, 2020, a right on behalf of the Bank for early redemptions beginning in June, 2010, and an interest rate which floats quarterly based on 3 Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2005 is 6.27%.

NOTE I - EMPLOYEE BENEFIT PLAN

The Bank has a retirement savings 401(k) plan in which substantially all employees may participate.  The Bank makes discretionary contributions to the plan.  Total contribution expense for the plan was $53,000 in 2005 and $36,000 in 2004.

NOTE J - STOCK OPTION PLAN

The 2000 Stock Option Plan (2000 Plan) was approved by the stockholders on April 26, 2001, which makes available options on shares of the Bank’s common stock for grant to employees, directors and consultants at prices not less than the fair market value of such shares at dates of grant. During 2003 and 2005, the shareholders approved amendments to the 2000 plan increasing the total shares available under the 2000 Plan to 1,145,976.  All options under the 2000 Plan shall expire on such date as the Board of Directors may determine, but not later than ten years from the date an option is granted.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.  During 2005, the following weighted-average assumptions were used:  no dividend yield; risk-free rates of 4.31%; expected lives of six and one half years and stock volatility of 33%.  During 2004, the following weighted-average assumptions were used:  no dividend yield; risk-free rates of 3.50%; expected lives of seven years and stock volatility of 19%.  The estimated weighted-average fair value of options granted during 2005 was $5.09 and 2004 was $2.72 per share.

A summary of the status of the Bank’s stock option plan as of December 31, 2005 and 2004, respectively, and changes during the years ending on those dates is presented below:

	2005			2004
	Number of Shares		Weighted-	Number of Shares		Weighted-
	Available		Average	Available		Average
	For		Exercise	For		Exercise
	Granting	Outstanding	Price	Granting	Outstanding	Price

Beginning of Year	138,530	749,982	$6.16	224,430	685,896	$5.59
Plan Amendment	218,402	—	$—	—	—	$—
Granted	(110,500)	110,500	$12.06	(121,500)	121,500	$8.99
Exercised	—	(29,620)	$5.31	—	(21,814)	$5.01
Forfeited	12,900	(12,900)	$7.90	35,600	(35,600)	$5.97
End of Year	259,332	817,962	$6.95	138,530	749,982	$6.16

Options Exercisable		713,642	$6.34		532,418	$5.54

The following table summarizes information about stock options outstanding at December 31, 2005:

		Weighted-	Weighted-		Weighted-
Range of	Number	Average	Average	Number	Average
Exercise	Outstanding	Remaining	Exercise	Exercisable	Exercise
Prices	at 12/31/05	Contractual Life	Price	at 12/31/05	Price

$5.00 to $5.25	449,286	5.7 years	$5.01	449,286	$5.01
$6.70	64,500	7.3 years	$6.70	62,460	$6.70
$7.98 to $8.88	159,676	8.2 years	$8.20	136,866	$8.20
$10.50 to $14.00	144,500	9.4 years	$11.72	65,030	$11.31
	817,962	7.4 years	$6.95	713,642	$6.34

NOTE K - WARRANTS

In connection with the Bank’s initial stock offering, the Bank issued one warrant to purchase additional shares of common stock for each five shares purchased, for a total of 459,988 warrants. In connection with the Bank’s secondary stock offering, the Bank issued one warrant to purchase additional shares of common stock for each three shares purchased, for a total of 264,000 warrants.  Each warrant was convertible into one share of common stock at $6.25 per share.  During 2004, 650,918 warrants were converted to common stock.  All remaining unexercised warrants expired.

NOTE L - STOCK SPLIT

During 2005, the Bank issued a two-for-one stock split of the Bank’s common stock.  All per share data in the financial statements and footnotes have been adjusted to give retroactive effect of this split.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument.  Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments.  Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short-term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value.  Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks.  The fair values of investment securities, including available for sale, are generally based on quoted market prices.  The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value.  For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities.  The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements.  The fair value of these financial instruments is not material.

The estimated fair value of financial instruments at December 31 is summarized as follows (amounts in thousands):

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and Due From Banks	$5,228	$5,228	$3,217	$3,217
Federal Funds Sold	23,710	23,710	9,540	9,540
Investment Securities	3,145	3,145	5,940	5,940
Loans	227,573	227,711	186,287	186,299
Federal Reserve Bank and FHLB Stock	1,556	1,556	1,163	1,163
Accrued Interest Receivable	1,043	1,043	717	717

Financial Liabilities:
Deposits	237,208	237,120	180,291	180,360
Borrowings	5,000	5,069	9,000	9,000
Accrued Interest and Other Liabilities	1,143	1,143	721	721

NOTE N - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Reserve Board categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category).

To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below.  The following table also sets forth the Bank’s actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
			Under Prompt Corrective Provisions
			To Be		To Be
			Adequately		Well
	Actual		Capitalized		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$30,073	12.2%	$19,783	8%	$24,728	10%
Tier 1 Capital (to Risk-Weighted Assets)	$22,264	9.0%	$9,891	4%	$14,837	6%
Tier 1 Capital (to Average Assets)	$22,264	8.8%	$10,162	4%	$12,703	5%

As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$21,982	11.2%	$15,706	8%	$19,632	10%
Tier 1 Capital (to Risk-Weighted Assets)	$19,717	10.0%	$7,853	4%	$11,779	6%
Tier 1 Capital (to Average Assets)	$19,717	9.8%	$8,089	4%	$10,111	5%

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank’s undivided profits or the Bank’s net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.